CI Financial

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports net sales of $513 million in February

TORONTO (March 3, 2008) – CI Financial Income Fund ("CI") today reported net sales of $513 million in February 2008, and assets under management of $65.0 billion and total fee-earning assets of $98.6 billion as of February 29, 2008.

For the month, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $1.2 billion and net sales of $415 million in long-term funds and $98 million in money market funds.

"It was an excellent month, with net sales exceeding our expectations," said Stephen A. MacPhail, CI President. "The investment climate has improved since January, though the outlook remains uncertain. CI has benefited from its strong and diverse product lineup, which generates consistent sales."

CI's best-selling products include Portfolio Series and Portfolio Select Series, two asset allocation programs offered by CI Investments, the Sun*Wise* Elite Plus Segregated Funds, and the Harbour Funds, a family of mutual funds led by portfolio managers Gerry Coleman and Stephen Jenkins. In addition, the Cambridge Funds with portfolio manager Alan Radlo have been very well received since their launch in January. The three funds had net sales of almost $50 million in February, bringing their total assets to $108 million at February 29.

CI's assets under management at February 29, 2008 consisted of investment funds at CI Investments and United Financial of $61.5 billion, institutional assets at KBSH Capital Management Inc. of $2.9 billion and structured product assets of $536 million. CI also reported assets under administration of $32.1 billion, which consisted of $23.1 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.1 billion in assets under administration at Blackmont Capital Inc.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI FINANCIAL INCOME FUND February 29, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$1,065	$650	$415
Total short-term	$184	$86	$98
TOTAL RETAIL FUNDS	$1,249	$736	$513

FEE-EARNING ASSETS	January 31/08 (millions)	February 29/08 (millions)	% Change
Retail managed funds	$60,960	$61,532	0.9%
Structured products	514	536	4.3%
TOTAL retail assets under management	$61,474	$62,068	1.0%
Institutional managed assets	2,878	2,889	0.4%
TOTAL assets under management	$64,352	$64,957	0.9%
Assante assets under administration*	23,065	23,065	0.0%
Blackmont assets under administration	8,749	9,071	3.7%
TOTAL assets under administration	$31,814	$32,136	1.0%
CI other fee-earning assets	1,578	1,527	-3.2%
TOTAL FEE-EARNING ASSETS	$97,744	$98,620	0.9%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	January 31/08 (millions)	February 29/08 (millions)	% Change
Monthly	$62,055	$61,638	-0.7%
Quarter-to-date	$62,055	$61,853	-0.3%
Fiscal year-to-date	$62,055	$61,853	-0.3%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$61,853	-4.8%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,711,581	Bank debt	$1,052
Trust units	139,442,423	Cash & marketable securities	(141)
Total outstanding units	286,154,004	Net debt outstanding	$911
Quarter-to-date weighted average units outstanding	279,655,014	Net debt to annualized EBITDA (most recent quarter)	1.22:1
Yield at $23.10	8.3%	In-the-money equity comp. liability (net of tax)	$10
In-the-money options	2,592,129	Terminal redemption value of funds	$772
Percentage of all options	92%	Quarter-to-date equity-based compensation**	-$11
All options % of units	1.0%		

*Includes United Financial investment funds

**Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($28.07) to February 29, 2008 ($23.10).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**47%**	**Asia**	**4%**
United States	**21%**	**Other**	**4%**
Europe	**12%**	**Cash**	**12%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending March 31, 2008

Toronto, March 3, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending March 31, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on March 31, 2008 to unitholders of record as at March 15, 2008. The reduction in the distribution is due to a reduction in the distribution of CI Financial Income Fund from $0.19 to $0.16 per unit of CI Financial Income Fund.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, March 3, 2008 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending March 31, 2008 of $0.13125 per preferred share payable on March 31, 2008 to shareholders of record as at March 14, 2008.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

Sun Life Financial

CI Investments

News Release

FOR IMMEDIATE RELEASE

Sun*Wise* Elite Plus from Sun Life Financial and CI Investments to offer guaranteed income for life

TORONTO (March 6, 2008) – For Canadians looking for help in meeting their retirement income needs, Sun Life Financial and CI Investments Inc. today announced plans to introduce a lifetime withdrawal option on the Sun*Wise* Elite Plus segregated funds rider. Currently expected to be available on March 24, 2008, the enhancement builds on the existing Sun*Wise* Elite Plus Guaranteed Minimum Withdrawal Benefit (GMWB) by providing guaranteed income for life.

"Canadians are living longer and longer in retirement, and so they need help with the uncertainty of outliving their retirement nest eggs," said Dean Connor, President, Sun Life Financial Canada. "This exciting enhancement to Sun*Wise* Elite Plus will relieve that uncertainty by paying a guaranteed income for life."

"Sun*Wise* Elite Plus allows Canadian investors to turn their retirement savings into their own private pension," said Peter W. Anderson, Chief Executive Officer, CI Investments. "Investors and their advisors will be able to construct a retirement plan with much more certainty, knowing the minimum amount they will have at retirement and how much will be available every year for life. And, if their investments perform well, their guaranteed income could increase."

According to a recent survey by Sun Life Financial, Canadians' most pressing retirement concerns centre on not saving enough money for retirement or outliving their savings. Sun*Wise* Elite Plus guaranteed income for life is a powerful retirement planning tool for Canadians. It allows them to take control of their retirement risks by reducing the need to worry about outliving their savings or how their investments will perform. The guaranteed lifetime income can increase with resets every three years, which helps mitigate the risk of inflation eroding purchasing power.

Sun*Wise* Elite Plus income for life is an optional rider that will be available for both new and existing Sun*Wise* Elite contracts, with a minimum investment per policy of $25,000. It offers a number of benefits to clients:

- Guaranteed, predictable income for life, starting at age 65 or later.
- Potential for growth as investors can allocate up to 90 per cent of their portfolio to equity investments.
- Flexibility, with Canada's first income deferral feature on a GMWB, which allows the client to accumulate unused withdrawal room of up to 15 per cent.

In addition, Sun*Wise* Elite Plus provides investors with a five per cent bonus on their guaranteed income for every year they do not make a withdrawal in the first 15 years following the initial deposit to the GMWB rider. This means that by not making withdrawals in the first 15 years, an investment made at age 50 will increase the guaranteed income by at least 75 per cent by age 65. This is a valuable feature for investors saving for retirement because it increases their guaranteed income and reduces the worry that a market downturn could impact their savings in the crucial years just before retiring.

"How your investments perform in the period leading up to your actual retirement is crucial to your overall retirement income," said Connor. "Sun*Wise* Elite Plus provides customers with the peace of mind that their investments will maintain their value, and that they'll have a guaranteed income stream for life."

Seven new funds are being added to the Sun*Wise* Elite lineup, including three new Cambridge Funds managed by Alan Radlo. This brings the total to 54 funds, making it the most extensive segregated fund lineup available in Canada with GMWB income for life. The lineup is well diversified by region, asset class, investment style and portfolio manager and includes portfolio management teams from a variety of leading fund companies in addition to CI Investments. The seven new funds will be:

- Sun*Wise* Elite CI Signature Global Income & Growth Fund
- Sun*Wise* Elite CI Cambridge Canadian Asset Allocation Corporate Fund
- Sun*Wise* Elite CI Cambridge Canadian Equity Corporate Fund
- Sun*Wise* Elite CI Cambridge Global Equity Corporate Fund
- Sun*Wise* Elite Northwest Growth & Income Fund
- Sun*Wise* Elite Manulife Global Monthly Income Fund
- Sun*Wise* Elite Manulife Global Opportunities Fund.

More information about Sun*Wise* Elite Plus and guaranteed income for life will be available through financial advisors, and at www.ci.com. The above description is subject to the more detailed terms and conditions contained in the Sun*Wise* Elite Plus individual variable insurance contract, which includes important terms regarding early or excessive withdrawals.

Sun*Wise* Elite Plus policies are issued by Sun Life Assurance Company of Canada and managed by CI Investments. Sun Life Assurance Company of Canada is a member of the Sun Life Financial group of companies.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. Sun Life Assurance Company of Canada is a member of the Sun Life Financial group of companies. As of December 31, 2007, the Sun Life Financial group of companies had total assets under management of $425 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

About CI Investments

CI Investments Inc. is one of Canada's largest investment fund companies with $53 billion in assets under management. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.6 billion in fee-earning assets as of February 29, 2008.

-30-

News Release

For further information:
Krista Wilson
Manager, External Communications
Sun Life Financial Canada
(519) 888-3900 x4896
krista.wilson@sunlife.com

Murray Oxby
Director, Communications
CI Investments Inc.
(416) 681-3254

Sun Life Financial

82-4994

Placements CI

Communiqué

POUR DIFFUSION IMMÉDIATE

Les Fonds Sun*Wise* Elite Plus de la Financière Sun Life et Placements CI offriront un revenu garanti pour la vie

TORONTO (Le 6 mars 2008) – Pour répondre à la demande des Canadiens recherchant un produit qui peut les aider à combler leurs besoins en matière de revenu de retraite, la Financière Sun Life et CI Investments Inc. ont annoncé aujourd'hui leur intention de lancer une option de retrait à vie pour l'avenant des Fonds distincts Sun*Wise* Elite Plus. Prévue d'être disponible le 24 mars 2008, cette amélioration de la prestation de retrait minimum garanti (PRMG) Sun*Wise* Elite Plus fournit un revenu garanti pour la vie.

« Les Canadiens vivent de plus en plus longtemps après leur retraite, et donc ils ont besoin d'aide pour faire face à l'incertitude de vivre plus longtemps que ne dureront leurs épargnes retraite », a déclaré Dean Connor, président de la Financière Sun Life du Canada. « Cette amélioration intéressante à Sun*Wise* Elite Plus éliminera cette incertitude en versant un revenu garanti pour la vie. »

« Sun*Wise* Elite Plus permet aux investisseurs canadiens de convertir leurs épargnes de retraite en régime de pension personnel », a déclaré Peter W. Anderson, chef de la direction de Placements CI. « Les investisseurs et leurs conseillers pourront élaborer une stratégie de retraite avec beaucoup plus de certitude, en connaissant le montant minimum auquel ils toucheront lors de la retraite et le montant qui sera disponible chaque année pour la vie. Et si leurs placements enregistrent de bons résultats, leur revenu garanti pourrait croître. »

Selon les résultats d'un sondage effectué dernièrement par la Financière Sun Life, ce qui inquiète le plus les Canadiens par rapport à la retraite est de ne pas avoir assez épargné ou de vivre plus longtemps que ne dureront leurs ressources. L'option de retrait garanti à vie de Sun*Wise* Elite Plus représente un outil excellent pour les Canadiens dans la planification de leur retraite. Elle leur permet de contrôler activement les risques liés à la retraite en éliminant les craintes de vivre plus longtemps que leurs ressources ou d'obtenir de faibles rendements. Le montant de revenu garanti pour la vie pourrait augmenter lorsque les rétablissements sont effectués à tous les trois ans, ce qui aide à mitiger le risque que l'inflation diminue le pouvoir d'achat.

Le revenu pour la vie de Sun*Wise* Elite Plus est un avenant facultatif qui sera disponible aux nouveaux investisseurs et aux titulaires existants de polices SunWise Elite avec un placement minimal de 25 000 $ par police. Il procure un nombre d'avantages aux clients, y compris :

- Un revenu garanti qui est prévisible pour la vie, à partir de l'âge de 65 ans ou plus tard;
- Le potentiel de croissance, car les investisseurs peuvent effectuer une répartition jusqu'à concurrence de 90 % en actions;
- La souplesse grâce à la caractéristique de report du revenu dans la PRMG (offert pour la première fois au Canada), ce qui permet de reporter les montants non retirés, jusqu'à 15 pourcent.

De plus, Sun*Wise* Elite Plus offre aux investisseurs une prime de cinq pourcent sur leur revenu garanti pendant les 15 premières années pour chaque année au cours de laquelle il n'y a pas de retrait effectué, suite au dépôt initial effectué à l'avenant PRMG. Ceci signifie que s'il n'y a pas de retrait effectué pendant les 15 premières années, un placement effectué à l'âge de 50 ans augmentera le revenu garanti d'au moins 75 pourcent à l'âge de 65 ans. Il s'agit d'un élément très avantageux pour les investisseurs qui essaient d'épargner

pour la retraite, car il augmente leur niveau de revenu garanti et réduit le souci qu'une baisse dans les marchés pourrait affecter négativement leurs ressources juste avant de prendre leur retraite.

« Le rendement de vos placements au cours de la période qui précède votre retraite est un élément essentiel de votre revenu de retraite total », a affirmé M. Connor. « Sun*Wise* Elite Plus rassure les clients que la valeur de leurs placements sera préservée et qu'ils auront un flux de revenus garantis pour la vie. »

Sept nouveaux fonds seront ajoutés à la gamme Sun*Wise* Elite, y compris trois nouveaux Fonds Cambridge, gérés par Alan Radlo. Cela fait un total de 54 fonds, ce qui représente la plus vaste gamme de fonds distincts au Canada qui offre l'option de revenu à vie PRMG. La gamme est diversifiée par région, catégorie d'actifs, style de placement et gestionnaire de portefeuille et comprend des équipes de gestion de placement de plusieurs sociétés de fonds de premier ordre, en plus de Placements CI. Les sept nouveaux fonds seront les suivants :

- Fonds mondial de croissance et de revenu Signature CI Sun*Wise* Elite
- Fonds de société canadienne de répartition de l'actif Cambridge CI Sun*Wise* Elite
- Fonds de société d'actions canadiennes Cambridge CI Sun*Wise* Elite
- Fonds de société d'actions mondiales Cambridge CI Sun*Wise* Elite
- Fonds de croissance et de revenu NordOuest Sun*Wise* Elite
- Fonds mondial à revenu mensuel Manuvie Sun*Wise* Elite
- Catégorie d'occasions mondiales Manuvie Sun*Wise* Elite

De plus amples renseignements au sujet de Sun*Wise* Elite Plus et le revenu garanti pour la vie seront disponibles par l'entremise des conseillers et sur le site Web www.ci.com. Cette description ne contient pas toutes les modalités et les conditions du contrat de rente individuelle à capital variable Sun*Wise* Elite Plus, lequel explique plus en détails les modalités importantes reliées à des retraits hâtifs ou excédentaires.

Les polices Sun*Wise* Elite Plus sont émises par la Sun Life du Canada, compagnie d'assurance-vie et sont gérées par Placements CI. La Sun Life du Canada, compagnie d'assurance-vie, est membre du groupe de sociétés Financière Sun Life.

À propos de la Financière Sun Life

La Financière Sun Life, qui a été constituée en 1865, est une organisation de services financiers de premier plan à l'échelle internationale qui offre aux particuliers et aux entreprises une gamme diversifiée de services et de produits dans les domaines de l'assurance et de la constitution de patrimoine. Avec ses partenaires, la Financière Sun Life exerce aujourd'hui ses activités dans d'importants marchés du monde, notamment au Canada, aux États-Unis, au Royaume-Uni, en Irlande, à Hong Kong, aux Philippines, au Japon, en Indonésie, en Inde, en Chine et aux Bermudes. Au 31 décembre 2007, l'actif total géré des compagnies du groupe Financière Sun Life s'élevait à 425 milliards de dollars.

Les actions de la Financière Sun Life inc. sont inscrites à la Bourse de Toronto (TSX), à la Bourse de New York (NYSE) et à la Bourse des Philippines (PSE) sous le symbole « SLF ».

Placements CI
CI Investments Inc. est l'une des plus grandes sociétés de fonds communs de placement du Canada, avec 53 milliards de dollars en actifs sous gestion. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site Web qui se trouve à l'adresse www.ci.com. CI est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actifs indépendante sous contrôle canadien qui gérait des actifs d'environ 98,6 milliards de dollars le 29 février 2008.

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Pour de plus amples renseignements:

Hélène Soulard
Gestionnaire principale, affaires publiques
Financière Sun Life
514 866-3589
helene.soulard@sunlife.com

Murray Oxby
Directeur, communications
CI Investments Inc.
416-681-3254

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES 2008 DISTRIBUTION POLICY AND QUARTERLY DISTRIBUTION

Toronto, March 10, 2008 – DDJ High Yield Fund (the "Fund") today announced its distribution policy for 2008. The Fund will now pay $0.25 per quarter for an annual total of $1.00 for 2008. This represents a yield of 8.6% based on its net asset value and a yield of 10.1% based on its market price, both as at February 29, 2008. The change was made to more accurately reflect the return generated on the portfolio and to avoid returning capital to investors.

The Fund announced its quarterly distribution for the period ending March 31, 2008 of $0.25 per unit payable on April 15, 2008 to unitholders of record as at March 31, 2008.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\ddj\distrib\2008\march\march08.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending March 31, 2008

Toronto, March 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending March 31, 2008 payable on April 14, 2008 to unitholders of record as at March 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\mar\rel-aggregate.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, March 17, 2008 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending March 31, 2008 of $0.375 per unit payable on April 14, 2008 to unitholders of record as at March 31, 2008.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\mar\rel-all-asset.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, March 17, 2008 – Yield Advantage Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.0583 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\mar\rel-you-indicative.doc

END